June 11, 2014

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Equity One, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 3, 2014

File No. 001-13499

Dear Mr. Telewicz:

On behalf of Equity One, Inc. (the “Registrant”), please find our response to the comment letter dated June 3, 2014 received from the staff of the Division of Corporation Finance (the “Staff”) regarding the Registrant’s Form 10-K for the year ended December 31, 2013, filed March 3, 2014 (the “10-K”).

Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Registrant’s response to the comment immediately thereafter.

Form 10-K for the year ended December 31, 2013

Item 6. Selected Financial Data, page 30

Staff Comment:

1.	We have reviewed your response to our prior comment 1. In future filings, please revise your disclosure to present FFO on a consistent and comparable basis.

Company Response:

We acknowledge the Staff’s comment and will revise in future filings our calculation of FFO to be presented as follows (using the quarter ended June 30, 2014 as an example):

The following table illustrates the calculation of FFO and FFO available to diluted common shareholders for the three months ended June 30, 2014 and 2013:

Three Months Ended June 30,
	2014		2013
(in thousands)
Net income (loss) attributable to Equity One, Inc.	$	XXX	$	XXX
Adjustments:
Rental property depreciation and amortization, net of noncontrolling interest (1)		XXX		XXX
Pro-rata share of real estate depreciation from unconsolidated joint ventures		XXX		XXX
Impairments of depreciable real estate, net of tax (1)		XXX		XXX
(Gain) loss on disposal of depreciable assets, net of tax (1) (2)		XXX		XXX

Funds from operations		XXX		XXX
Adjustment:
Earnings attributed to noncontrolling interests (3)		XXX		XXX

Funds from operations available to diluted common shareholders	$	XXX	$	XXX

(1)	Includes amounts classified as discontinued operations.
(2)	Includes pro-rata share of unconsolidated joint ventures.
(3)	Represents earnings attributed to convertible units held by Liberty International Holdings Limited (“LIH”). Although these convertible units are excluded from our calculation of earnings per diluted share, FFO available to diluted common shareholders includes earnings allocated to LIH, as the inclusion of these units is dilutive to FFO per diluted share.

If you have any questions regarding the foregoing, please contact me at (786) 528-1470.

Sincerely,

/s/ Mark Langer
Mark Langer Chief Financial Officer

2